# DYNAMIC VARIABLE LIFE II

## A LEVEL PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
### ReliaStar Life Insurance Company of New York
and its
### ReliaStar Life Insurance Company of New York Separate Account I

#### Supplement Effective as of April 29, 2011

This supplement updates certain information contained in your prospectus
dated May 1, 1994, and subsequent supplements thereto. Please read it carefully and keep it with your
prospectus for future reference.

_____

## IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICY

The following chart lists the Funds that are, effective April 29, 2011, available through the Policy, along with each Fund's investment adviser/subadviser and investment objective. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund. If you received a summary prospectus for any of the Funds available through your policy, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Liquid Assets Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **ING Balanced Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Intermediate Bond Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **ING Growth and Income Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

# IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Unless the beneficiary elects otherwise, death benefit proceeds generally will be paid into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit proceeds at any time through the draftbook without penalty. Interest credited on this account may be less than could be earned if the lump-sum payment was invested outside of the policy. Additionally, interest credited on this account may be less than interest paid under other settlement options available through the policy, and we seek to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the ING Customer Service Center at P.O. Box 5033, Minot, ND 58702-5033, 1-877-886-5050 or www.ingservicecenter.com.

# MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5033
Minot, ND 58702-5033
1-877-886-5050

If you received a summary prospectus for any of the Funds available through your Policy, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.